UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VOLTA INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92873V102
(CUSIP Number)

Bryan M. Quinn
c/o Goodwin Procter LLP
601 Marshall Street
Redwood City, CA 94063
(650) 752-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box: □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92873V102

1	NAMES OF REPORTING PERSONS
Christopher Wendel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,150,487

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,150,487

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,150,487

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2, dated November 15, 2022 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed by Christopher Wendel (the “Reporting Person”) with the Securities and Exchange Commission on September 16, 2021 (as amended by Amendment No. 1, dated April 19, 2022, and together with this Amendment No. 2, the “Schedule 13D”) relating to shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Volta Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described herein, on November 8, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4.	Purpose of the Transaction

Item 4(a) of the Schedule 13D is supplemented by the following:

On the below referenced dates, the Reporting Person sold an aggregate of 2,852,149 shares of Common Stock in market transactions as set forth below:

Activity Date	Shares Bought (Sold)	Proceeds (Cost) (US$)

09/06/2022	(100,000)	$204,145
09/07/2022	(100,000)	$211,645
09/08/2022	(100,000)	$206,235
09/09/2022	(100,000)	$211,075
09/14/2022	(100,000)	$229,005
09/15/2022	(100,000)	$247,034
09/16/2022	(100,000)	$241,214
09/30/2022	(200,000)	$244,934
10/03/2022	(200,000)	$231,615
11/01/2022	(116,364)	$125,670
11/02/2022	(5,637)	$6,088
11/03/2022	(86,407)	$89,205
11/04/2022	(467,192)	$460,874
11/07/2022	(326,549)	$306,786
11/08/2022	(750,000)	$631,185

Item 5.	Interest in Securities of the Issuer
Items 5(a)-(c) and (e) of the Schedule 13D are supplemented by the following:

(a) - (b) The Reporting Person has beneficial ownership of 8,150,487 shares of the Common Stock. The percentage of beneficial ownership is approximately 4.8% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on 168,988,563 shares of Common Stock outstanding as of September 23, 2022, as reported by the Company in a prospectus supplement filed on September 26, 2022.

(c) Except as set forth on Item 4(a) above, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

(e) As a result of the transactions described herein, on November 8, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2022

	By:	/s/ Christopher Wendel
Christopher Wendel